Exhibit 99.1

NEWS RELEASE

OLYMPUS ANNOUNCES ROLE CHANGES FOR OFFICERS

Toronto, September 8, 2010 – Olympus Pacific Minerals Inc. (“Olympus” or the “Company”) (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) advises that effective September 1, 2010 that the Company’s CFO Mr. Peter Tiedemann has accepted the role of Chief Information Officer responsible for development of the Company’s financial and reporting systems.

Mr. John Seton, LLM (Hons) has accepted the role of CFO in place of Mr. Tiedemann. Mr. Seton has extensive experience in the resources sector and corporate management. He is a former President of Olympus, former Chairman of Summit Resources Limited and past Chairman of the Vietnam/New Zealand Business Council and holds or has held many directorships in companies listed on the Australian Stock Exchange, Toronto Stock Exchange, and New Zealand Stock Exchange. Mr Seton is also currently a director of Olympus and Manhattan Corporation Limited (ASX: MHC).

Additional re-structuring involves Russell Graham who will move into a new role of Vice-President Commercial, (Vietnam), responsible for overseeing the profitable operation of our two Vietnam business units; the Bong Mieu Gold Mining Company and Phuoc Son Gold Mines.  Mr. Graham’s former role as Vice-President Finance, Vietnam will be assumed by the new role of Financial Controller (Vietnam) a position currently being sourced globally.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company’s annualized production to 80,000 ounces gold by early 2011 and a production pipeline capable of further expansion to some 300,000 oz by 2014.

The diversified gold production Company has a US$ 6M drilling budget set for 2010 and expects drill results to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
Office: (416) 572-2525
Toll-free: 1-888-902-5522
Fax: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which  may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources tomineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forwardlooking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safemining projects. Should one or more of these risks and uncertainties materialize, or shouldunderlyingassumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.